UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2023

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2023

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. Announces Filing of Annual Report on Form 20-F for the Year Ended March 31, 2023

TOKYO—Mitsubishi UFJ Financial Group, Inc. (NYSE:MUFG)(TOKYO:8306)(ISIN:JP3902900004)(MUFG) hereby announces that it has filed its Annual Report on Form 20-F for the fiscal year ended March 31, 2023 (the “Annual Report”) with the U.S. Securities and Exchange Commission on July 24, 2023. The Annual Report includes MUFG’s audited consolidated financial statements prepared under U.S. GAAP as of and for the fiscal year ended March 31, 2023.

The Annual Report is available on our website at the following website address:

https://www.mufg.jp/english/ir/report/form20-f/

In addition, all shareholders may receive a hard copy of the Annual Report free of charge upon request at our website. Such request should be made to below:

https://form.mufg.jp/regist/is?SMPFORM=nbp-mjsim-0e521dfd17a26a22a6e6d64d664bdb65

Contact:

Mitsubishi UFJ Financial Group, Inc.

Masahisa Takahashi,

Managing Director, Head of Financial Accounting and Reporting, Financial Accounting Office, Financial Planning Division

Tel: +81-3-3240-8111